U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549



                            FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES
               OF SMALL BUSINESS ISSUERS UNDER SECTION
         12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

             GLOBAL BUSINESS INFORMATION DIRECTORY, INC.

            (Name of small business issuer in its charter)



             COLORADO
                                                    84-1390878
  (State or Other Jurisdiction of                 (IRS Employer
   Incorporation or Organization)             Identification Number)


        3800-999 3RD AVENUE
        SEATTLE, WASHINGTON                           98104
(Address of Principal Executive Offices)            (Zip Code)


                            (206) 224-4106
         (Registrant's Telephone Number, Including Area Code)


  SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                (None)


  SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                    Common Stock, par value $0.001
                            Title of Class

                          TABLE OF CONTENTS


                                PART I

Item 1              Description of Business.

Item 2              Plan of Operation.

Item 3              Description of Property.

Item 4 Security Ownership of Certain Beneficial Owners and Management.

Item 5              Directors, Executive Officers, Promoters and
                    Control Persons.

Item 6              Executive Compensation.

Item 7              Certain Relationships and Related Transactions.

Item 8              Description of Securities.

                               PART II

Item 1              Market Price of and Dividends on the
                    Registrant's Common Equity and Other Shareholder
                    Matters.

Item 2              Legal Proceedings.

Item 3              Changes In and Disagreements With Accountants.

Item 4              Recent Sales of Unregistered Securities.

Item 5              Indemnification of Directors and Officers.

                               PART F/S

                    Financial Statements.

                               PART III

Item 1              Index to Exhibits.

Item 2              Description of Exhibits.

This Registration Statement on Form 10-SB includes forward-looking statements within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's current beliefs and assumptions about the Registrant and the industry in which the Registrant competes in, and on information currently available to management. Forward-looking statements include, but are not limited to, the information concerning possible or assumed future results of operations of the Registrant set forth under the headings "Business", and "Plan of Operations." Forward-looking statements also include statements in which words such as "expect," "anticipate," "intend," "plan," "believe," "estimate," "consider" or similar expressions are used.

Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Registrant's future results and shareholder values may differ materially from those expressed or implied in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements. In addition, the Registrant does not undertake to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading.

                                PART I

ITEM 1 - DESCRIPTION OF BUSINESS

Global Business Information Directory, Inc. (the "Company" or
"Global") is an Internet based business portal providing global business search directory services, Web page hosting, e-mail services, and other business related Internet services. Global was organized as a Colorado corporation on March 13, 1997 and is currently based in Seattle, Washington.

The Company was originally incorporated under the laws of the State of Colorado on March 13, 1997 as Snowy Peak Financial, Inc. Between 1997 to 1998, the Company was inactive. On May 7, 1998, in contemplation of initiating a new business plan, the Company changed its name to Consolidated Builders Supply Corporation. However, the Company was unable to implement its new business plan. As a result, the Company ceased its operations in the spring of 1998 and began a search for new business opportunities.

On March 15, 1999, the Company (which at the time was designated Consolidated Builders Supply Corporation, a Colorado corporation ("Consolidated")) acquired all of the outstanding common stock of Global Business Information Directory, a Delaware corporation ("Global-Delaware") in a business combination described as a "reverse merger." For accounting purposes, the merger has been treated as the merger of Consolidated (the Registrant) into Global-Delaware.

Immediately prior to the merger, Consolidated had 3,120,000 shares of Common Stock outstanding. As part of Consolidated's reorganization with Global-Delaware, Consolidated issued 5,258,705 shares of its Common Stock to all of the shareholders of Global-Delaware. Immediately following the merger, Consolidated changed its name to "Global Business Information Directory, Inc." Consolidated had no significant operations prior to the merger. The Company's common stock currently trades on the NASD OTC Bulletin Board under the symbol "GBDI."

BUSINESS OF THE ISSUER

Product and Services

The Company operates an Internet based Website located at www.gbid.com, featuring the Company's Global Business Information Directory (the "Directory"). The Company's search Directory allows users the ability to search for and locate businesses by specifying the businesses' name, location, or services and products provided, and offers several value added features, which the Company believes makes it unique to other Internet search directories.

The heart of any internet directory or search engine is its basic content. Content consists of detailed relevant contact information on a specific company (e.g. company name, telephone and fax number,
URL, etc). For users of the internet, the better the content   the
more useful the directory or search engine. The Company's Directory is an enhanced business directory which catalogs its indexing program by industry and geographical classification. The Directory is intended to become one of the largest searchable global database of corporate information for businesses. Currently, the Directory allows users to locate business throughout most of the United States and Canada. The Company is in the process of acquiring foreign databases to expand the reach of its Directory. However, there can be no assurances that the Company will be able to expand its services on a global basis. See Foreign Operations.

In addition to providing users with the ability to locate businesses according to name, location, and product / services, Companies desiring to enhance their presence on the Internet are able to highlight their business within the Directory through the Company's value added services. These include the Company's Corporate Overview, Content Indexing, Web Hosting, e-commerce infrastructure, and advertising services.

The Company's Corporate Overview service allows businesses to provide a two page information sheet, divided into Company Profile and Product and Services. This two page business summary is then fully indexed and searchable within the Directory. Additionally, the Company intends to offer companies the option to translate the Corporate Overview to other language desired.

Content Indexing allows Companies with web sites hosted elsewhere the ability to have their web site information fully indexed and searchable within the Directory. This allows users the ability to find a business by entering any keyword appearing in the businesses' web site or corporate profile, such as brand name(s), product name(s) and / or service(s).

Web Hosting & Design and E-Commerce services allow businesses the option to have the Company design and host their web sites, as well as provide an e-commerce back end software solution to support a business' web site. Web sites hosted by the Company will automatically be Content Indexed within the Directory.

Additionally, the Company also offers business the ability to advertise through the use of banners, classified ads, and feature vendor ads. Advertising can be tailored so as to target users searching specific regions or services

To differentiate the Company from other Internet directories, the Company has begun enhancing its offerings by adding additional value added services. The Company's home page, the "GBID Business Portal" currently combines specialized content, free e-mail, and will provide a variety of retail and consumer offers to entice users into making the GBID site their starting point as well as their principal destination on the web. The GBID Business Portal is designed to draw together content, products and services that are relevant to the business person. The portal will take advantage of heterogeneity, nurtured by users to create real communities and relevance to the users. The attraction to the user is that they will be led to the highest quality online business information and web sites. All these features are provided in the forum of the Company's business center in order to build the Company's registered user base.

Competition

The market for Internet search directories and business portals is new, rapidly evolving and competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially available software. The Company will compete with a number of other companies. The Company's direct competitors expect to include various business search directories such as Companies On-Line, Hoovers, and Comfind.com. The Company also competes with general interest search directories such as Yahoo, Alta Vista, Excite, Goto.com, Lycos, Snap, and Ask Jeeves. The Company potentially faces competition from a number of large online communities and services that have expertise in developing online search directories.

Many of the Company's existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distribution partners, advertisers and content providers. Further, there can be no assurance that the Company's competitors will not develop business search and retrieval services or other online services that are equal or superior to those of the Company or that achieve greater market acceptance than the Company's offerings

DEPENDENCE ON KEY CUSTOMERS

The Company markets its services to a variety of businesses and is not dependent on any key customers.

MAJOR SUPPLIERS

The Company does not currently own its North American business database data but rather provides such data pursuant to a non-exclusive data license agreement with Acxiom Corporation. Under the terms of the agreement, Acxiom has agreed to provide the Company with a license to use Acxiom's database of North American businesses for a one year term in exchange for $100,000. The agreement with Acxiom will automatically renew each year unless otherwise terminated by either party upon ninety (90) days written notice. In addition, the Company is obligated to grant to Acxiom, 25% of all unsold advertising space on Web pages displaying Acxiom data. Although the Company believes that its relations with Acxiom are strong and should remain so with continued contract compliance, the termination of the Company's contract with Acxiom and the loss of business data provided by Acxiom could have a material adverse effect on the Company's results of operations.

The Company's e-mail services are currently provided pursuant to a two-year contract with Arrow Communication Systems, Inc. ("Arrow").
 Under the terms of the Company's contract with Arrow, Arrow has agreed to design, host, and operate a customized e-mail service for the Company's Web site. Pursuant to the terms of the agreement, Arrow retains 80% of all net advertising revenue generated from the operation of the e-mail service. Although the Company believes that its relations with Arrow are strong and should remain so with continued contract compliance, the loss of e-mail services provided by Arrow, or a reduction in the quality of service the Company receives from Arrow could have a material adverse effect on the Company' s results of operations.

REGULATION

The Company is not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally.

COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

The Company currently has no costs associated with compliance with environmental regulations. However, there can be no assurances that the Company will not incur such costs in the future.

NUMBER OF EMPLOYEES

As of June 30, 1999, the Company employed 10 people on a full time basis.

ITEM 2 - PLAN OF OPERATIONS

The Company's prior full fiscal years ending December 31, 1998, are not indicative of the Company's current business plan and operations. During the period ending December 31, 1998, the Company was inactive and had no revenues. After the Company's merger with Global-Delaware, as previously discussed, the prior business plan of the Company was discontinued and the current business plan implemented in its place. Therefore, this discussion and analysis will focus on the Company's current business plan of operations.
For information concerning the Company's prior full fiscal years, the Company refers the reader to the financial statements attached as Item F/S.

To capture a share of the US market, the Company plans to deploy a direct marketing and promotional campaign in order to generate direct sales of Corporate Overviews and advertising, as well as sales leads for other products and services to be actively pursued by the Company.

Currently the United States comprises the majority of web users. However, Management believes that Internet user growth in Asia, Europe and Latin America will soon outpace the rate of growth in North America. The Company currently plans to begin marketing its programs in the North American market in September of 1999. The Company is currently pre-loading databases and securing independent sales personnel to market the Company's services (referred to as "Associated Partners" or "APs"). Associated Partners will be given the rights to a geographically defined and protected region.

The Company has separated the sales and marketing strategies for the domestic and international markets into two separate programs. Target markets for the international expansion strategy are based on factors including competition, Internet usage, availability of talent, database availability, language barriers, and market size.

- Domestic

The Company focus will be set largely on efforts to sell the two page Corporate Overview. To ensure that Global is meeting the needs of its business customers, the Company will refine its suite of products and services during a test market before a national rollout.  To increase the awareness and sales of the Corporate
Overview and Indexing in the Domestic market, the Company plans to deploy a telemarketing campaign. The Company believes that this will be the most efficient and effective means of educating key decision makers on how Global can benefit the bottom line of their business. This campaign is expected to generate direct sales of Corporate Overviews, Indexing and Advertising as well as sales leads for other products and services to be actively followed up on by the Company.
For businesses that already have their web site hosted with another company the Company intends to offer Internet Service Providers and Internet Access Providers the opportunity to become value added
resellers of the site indexing feature.   The Company has identified
an established direct marketing network that has the potential to market its services and provide accelerated growth. This type of agreement allows the Company to immediately tap into a well trained sales force while maintaining very low start up costs. The organization is set to participate in the test phase of a selected city, and ramp up to a roll out effort in September. It is anticipated that any type of strategic alliance would be non-exclusive.

- International

The Company has designed a sales program for the Associate Partners and their sales teams that will guide them through the entire process to ensure that the APs have a successful launch of their business in their region.  The Company will assist them by:

- Pre-loading a database of the region in question.
- Providing continual education and support through a combination of
person-to-person training and the corporate    extranet.
- Conducting regional adverting programs to assist brand name recognition.

The marketing campaigns in the International markets will utilize a combination of four sales channels, these include telemarketing, direct sales, executive sales and promotions. The main difference in the International strategy is that AP's will be the sole Company representatives in their respective regions and will market a bundled solution to their customers. It is the Company's intention to only enter the markets that have a demonstrated usage of the Internet and have built the necessary infrastructure for the Internet to grow in their country. The Company has based its international expansion strategy on factors that also include the availability of databases, a country's general acceptance of Internet technology, size of market, qualified Associate Partners, and finally, government regulations.
As the Company expands internationally, such expansion will require management's attention with respect to local regulations, standards, and policies. The Company may also have to compete with local companies who understand the local market better than it does. The Company may not be successful in expanding into international markets or in generating revenues from foreign operations. The Company may also be subject to risks of doing business internationally, including the following:

         - regulatory requirements that may limit or prevent the offering of the Company's services in local jurisdictions;
         - legal uncertainty including less Internet friendly basic law and unique local laws;
         - government-imposed limitations on the public's access to the Internet;
         - political instability;
         - potentially adverse tax consequences; and
         - administrative burdens in collecting local taxes, including value-added taxes.

CAPITAL EXPENDITURES

Capital expenditures for the next twelve months consists primarily of Web site related software in the amount of approximately $120,000. Additionally, the Company anticipates spending approximately $210,000 in acquiring or licensing business information databases as it expands its operations globally. Additionally, pursuant to its agreement with Exodus Communications, Inc., the Company has contracted to lease computer equipment and computer server space at Exodus' Boston facilities in support of its Web site. Under the terms of the Company's agreement with Exodus, the Company is committed to pay Exodus approximately $416,300 through June 30, 2000.

LIQUIDITY

In the first two quarters of 1999, the Company raised a total of $180,000 through the sale of its Common Stock, and $240,000 through the issuance of a convertible debenture. The convertible debenture, payable annually interest only at 6.0%, maturing on June 1, 2001, is convertible at a price of $1.50 per share of Common stock, or 160,000 shares. Prior to its merger with the Company, GBID-Delaware raised $98,600 through the sale of its Common Stock.

As of June 30, 1999, the Company had $97,553.21 in available cash, and will require additional financing to carry out its business plan. The Company is currently negotiating to obtain up to $2,000,000 of additional funds through a private offering of the Company's Common Stock. However, there can be no assurances that the Company will be able to secure such financing. Failure to secure such funding may adversely effect the Company's liquidity and its results of operations.

The Company's long-term capital requirements will depend upon many factors, including, but not limited to, the rate of market acceptance of the Company's Web site and business directory, the Company's ability to develop, maintain and expand its Web user base, the level of resources required to expand the Company's marketing and sales organization, information systems and development activities and other factors, some of which are beyond the control of the Company.

In particular, a slower than expected rate of acceptance of the Company's Web site and business directory, or lower than expected revenues generated from the Company's operations, would materially adversely affect the Company's liquidity. The Company may need additional capital sooner than anticipated. The Company currently has no definitive commitments for additional financing, and there can be no assurances that any such additional financing would be available on a timely manner or, if available, would be on terms acceptable to the Company. Furthermore, any additional equity financing could be dilutive to our then-existing shareholders and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.

INFLATION

Management believes that inflation has not had a material effect on the Company's results of operations.

YEAR 2000 DISCLOSURE

The Company has completed a review of its computer systems to identify all software applications and hardware that could be affected by the inability of many existing computer systems to process time-sensitive data accurately beyond the year 1999, referred to as the Year 2000 or Y2K issue. The Company is dependent on third-party computer systems and applications, particularly with respect to such critical tasks as the operation of its Web site.
The Company also relies on its own computer systems. As a result of its review, the Company has discovered no problems with its computer systems relating to the Y2K issue. Although the Company believes that its computer systems are Y2K compliant, the Company is continuing to monitor its computer systems in a continual effort to insure that its systems are Y2K compliant. Additionally, the Company has obtained written assurances from its major suppliers indicating that they have completed a review of their respective computer systems and that such systems are Y2K compliant. Costs associated with the Company's review were not material to its results of operations.

While the Company believes that its procedures have been designed to be successful, because of the complexity of the Y2K issue and the interdependence of organizations using computer systems, there can be no assurances that the Company's efforts, or those of third parties with whom the Company interacts, have fully resolved all possible Y2K issues. Failure to satisfactorily address the Y2K issue could have a material adverse effect on the Company. The most likely worst case Y2K scenario which management has identified to date is that, due to unanticipated Y2K compliance problems, the Company's planned Web site may not function at all or not function as expected, and that the Company may be unable to bill its customers, in full or in part, for services used. Should this occur, it would result in a material loss of some or all gross revenue to the Company for an indeterminable amount of time, which could cause the Company to cease operations. The Company has not yet developed a contingency plan to address this worse case Y2K scenario, and does not intend to develop such a plan in the future.

ITEM 3 - DESCRIPTION OF PROPERTY

Effective April 15, 1999, the Company began leasing administrative office space in Seattle, Washington at a monthly rental rate of $725.00 per month. This facility serves as the Company's currently headquarters and primary place of business. The lease is currently scheduled to expire on October 31, 1999 and will be renewed automatically for an additional six-month term unless cancelled by either party by August 31, 1999.

Due to anticipated growth, the Company anticipates the need to secure additional space for its headquarters. Management believes that it will be able to secure such space on terms reasonable to the Company.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of August 31, 1999, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.


Title                                                                        Common Stock      Percent of
of Class                   Name and Address of Beneficial Owner              Outstanding       Outstanding
-----------                ------------------------------------              ------------      -----------
Common Stock               Steve Carmichael                                    1,090,000          9.58%
                           999 3rd Avenue, Suite 3800
                           Seattle, Washington 98104

Common Stock               Natalie Prowse                                       50,000            0.44%
                           999 3rd Avenue, Suite 3800
                           Seattle, Washington 98104

Common Stock               Dan McKenna                                          50,000            0.44%
                           999 3rd Avenue, Suite 3800
                           Seattle, Washington 98104

Common Stock               Roland W. Fink(1)                                    12,000             <1%
                           1201 North Pacific Avenue, Suite 104
                           Glendale, California 91020

Common Stock               Kendall L. Dorsett(2)                                12,000             <1%
                           1201 North Pacific Avenue, Suite 104
                           Glendale, California 91020

Common Stock               Raymond R. Cottrell(3)                               921,000           8.09%
                           650 West Georgia Street, Suite 2250
                           Vancouver, BC V6B 4N7
                           Canada

Common Stock               Tay Hing Heng                                        585,000           5.14%
                           Block 227 Lorong 8
                           Toa Payoh #15-130
                           Singapore, 310227
                           Singapore


Common Stock               Chelsea Jordan Inc. Commerce Chambers               2,180,000          19.16%
                           Road Town, Tortola
                           British Virgin Islands

Common Stock               Patrick Lim                                          575,000           5.05%
                           P.O. Box 95
                           Farreo Road
                           Singapore
                           Singapore

Common Stock               Chan Chik Weng10 Leedon Road, #02-06                 585,000           5.14%
                           Singapore, 267833
                           Singapore

Common Stock               All Directors and Officers as a Group (5            1,214,000          10.67%
                           Persons in total)

(1) Does not include 912,000 shares currently held of record by Mr. Fink and held in escrow but subject to closure of an agreement of sale.
(2) Does not include 912,000 shares currently held of record by Mr. Dorsett and held in escrow but subject to closure of an agreement of sale.
(3) Denotes shares beneficially owned by Mr. Cottrell but held of record as follows: 121,000 shares held of record by McKinley
Greenfield Capital Corp. In addition, Mr. Cottrell claims beneficial ownership to 811,055 shares currently held of record by Mr. Fink and Mr. Dorsett pending closure of an agreement of sale between Mr. Cottrell and Mr. Fink and Mr. Dorsett.

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors and executive officers of the Company are as follows


Name                             Age        Positions


Stephen W. Carmichael             41        Chief Executive Officer,
                                            President, Secretary,
                                            Treasurer, and Chairman
                                            of the Board of Directors

Natalie Prowse                    37        Director of Research and
                                            Development

Dan McKenna                       40        Director of Marketing and
                                            Sales

Roland W. Fink                    44        Director

Kendall L. Dorsett                56        Director

STEPHEN W. CARMICHAEL is currently the Company's President, Chief Executive Officer, Secretary, and Treasurer. Mr. Carmichael has a Diploma in Mechanical Engineering Design from the British Columbia Institute of Technology in Canada. From 1996 to 1998, Mr. Carmichael founded and operated Expo Products and Services, Inc., a marketing and promotions company. Between 1993 to 1996, Mr. Carmichael founded and operated Rim Shot Productions, Inc., an event production management company.

NATALIE PROWSE is currently the Company's Director of Research and Development. Ms. Prowse has a Diploma of National Technology in Computer Systems, Magna cum laude from the British Columbia Institute of Technology in in Canada. From 1997 to the present, Ms. Prowse has worked as an Internet Solutions Architect for Compaq Canada. Between 1994 and 1997, Ms. Prowse was the Senior Technical Architect for JetForm Corporation, a computer consulting services company.

DAN MCKENNA is currently the Company's Director of Marketing and Sales. Mr. McKenna has a Bachelor of Arts degree in Political Science from McMaster University in Hamilton, Ontario. From 1998 to the present, Mr. McKenna has been a Business Partner Account Manager for ACCPAC International where he is responsible for opening new accounts and servicing existing accounts. Between 1996 to 1998, Mr. McKenna worked as a Manufacturers Representative for Channels International. At Channels International, Mr. McKenna was responsible for product training and demonstrations. Between 1991 to 1996, Mr. Mckenna work was employed by Kobelt Development, Inc.

ROLAND W. FINK is currently a director of the Company. Since March 1997, Mr. Fink, together with Mr. Dorsett, have been general partners of Fink & Dorsett, a consulting firm located in Glendale, California, specializing in corporate finance. Mr. Fink was the managing partner of Greenberg & Jackson, a Los Angeles-based certified public accounting firm from May 1992 through October 1995.
 Mr. Fink received a Bachelor of Sciences degree in accounting from Manchester College in North Manchester, Indiana in 1977.

KENDALL L. DORSETT is currently a director of the Company. Since March 1997, Dorsett, together with Mr. Fink has been a general partner of Fink & Dorsett, a consulting firm located in Glendale, California specializing in corporate finance. From 1990 to January 1995, Mr. Dorsett served as the Vice President of Shareholder Relations for American Technologies Group, Inc., a publically-held corporation whose securities trade on the Over-the-Counter Bulletin Board under the symbol "ATEG." Mr.
Dorsett received his Bachelor of Arts degree in economics from the University of California at Santa Barbara in 1966.

ITEM 6 - EXECUTIVE COMPENSATION

On March 24th, 1999 the Company entered into an Employment Agreement with Stephen Carmichael, the Company's President and CEO, whereby the Company will pay Mr. Carmichael an Annual Salary of $72,000. Pursuant to the Agreement, Mr. Carmichael's salary shall increase to $96,000.00 should the Company successfully completes a Form SB-2 registration offering of its securities. In addition to his salary, the Agreement confirmed the issuance of 1,090,000 shares of the Company's Common Stock to Mr. Carmichael.

On April 1, 1999 Company entered into a Consulting Agreement with Natalie Prowse, the Company's Director of Research and Development, whereby the Company will pay Ms. Prowse an annual fee of $96,000.00.
 In addition to her consulting fee, the Agreement confirmed the issuance of 50,000 shares of the Company's Common Stock to Ms. Prowse.

On June 21, 1999 Company entered into an Employment Agreement with Daniel McKenna, the Company's Director of Marketing and Sales in North and South America, whereby the Company will pay Mr. McKenna an Annual Salary of $65,000.00. Pursuant to the Agreement, Mr. McKenna's salary shall increase to include 1.5 percent of total sales related to the performance of the Marketing and Sales program on a monthly basis. In addition to his salary, the Agreement confirmed the issuance of 50,000 shares of the Company's Common Stock to Mr. McKenna.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities to the Company for the year ended December 31, 1998 and the period ended June 30, 1999. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                      SUMMARY COMPENSATION TABLE


                           Annual Compensation                           Long Term Compensation
                       --------------------------              ----------------------------------------------
                                                                     Awards                   Payouts
                                                               -----------------   --------------------------
                                                               Restricted  Securities
Name and                                         Other Annual    Stock     Underlying   LTIP   All Other
Principal                      Salary    Bonus   Compensation    Awards     Options     SARs    Payouts
Position             Year        ($)      ($)        ($)          ($)         (#)        ($)      ($)
----------------------------------------------------------------------------------------------------------------
Steven W. Carmichael 1999      12,000     -0-        -0-       1,090,000      -0-        -0-      -0-
(President, CEO,     (6/30)
Secretary,
Treasurer,
Director)            1998        n/a      -0-        -0-          -0-         -0-         -0-     -0-

                     1997        n/a      -0-        -0-          -0-         -0-         -0-     -0-

Natalie Prowse       1999      32,000     -0-        -0-          50,000      -0-         -0-     -0-
(Director of         (6/30)
Research &
Development)

                     1998        n/a      -0-        -0-          -0-         -0-         -0-     -0-

                     1997        n/a      -0-        -0-          -0-         -0-         -0-     -0-

Dan McKenna          1999       6,600     -0-        -0-          50,000      -0-         -0-     -0-
(Director of         (6/30)
Marketing and Sales)

                     1998        n/a      -0-        -0-          -0-         -0-         -0-     -0-

                     1997        n/a      -0-        -0-          -0-         -0-         -0-     -0-



                                        OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                               (INDIVIDUAL GRANTS)


                      NUMBER OF SECURITIES         PERCENT OF TOTAL
                      UNDERLYING OPTIONS/SAR'S       OPTIONS/SAR'S
                      GRANTED (#)                 GRANTED TO EMPLOYEES    EXERCISE OF BASE PRICE
NAME                                                IN FISCAL YEAR               ($/SH)                EXPIRATION DATE

Steve Carmichael            -0-                         n/a                        n/a                       n/a

Natalie Prowse              -0-                         n/a                        n/a                       n/a

Dan McKenna                 -0-                         n/a                        n/a                       n/a




                                   AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                 AND FY-END OPTION/SAR


                                                                     NUMBER OF UNEXERCISED    VALUE OF UNEXERCISED
                                                                     SECURITIES UNDERLYING        IN-THE-MONEY
                                                                      OPTIONS/SARS AT              OPTION/SARS
                            SHARES ACQUIRED ON    VALUE REALIZED           FY-END (#)               AT FY-END ($)
     NAME                       EXERCISE (#)           ($)          EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
-----------------------------------------------------------------------------------------------------------------------
Steve Carmichael                    n/a                n/a                    n/a                       n/a

Natalie Prowse                      n/a                n/a                    n/a                       n/a

Dan McKenna                         n/a                n/a                    n/a                       n/a


COMPENSATION OF DIRECTORS

Currently, Directors do not receive any compensation for their services.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On March 15, 1999, the Company entered into a Consulting Agreement
with McKinley Greenfield Capital Corporation ("McKinley").    As
part of the Agreement, McKinley has agreed to provide consultation and corporate development services on behalf of the Company. In return, the Company has agreed to compensate McKinley in the amount of $10,000 per month. Raymond R. Cottrell, a shareholder of the Company, is an officer and director of McKinley.

On June 30, 1999, the Company issued a convertible debenture to Lincolnshire Investments, Inc., payable annually interest only at 6.0% per annum, maturing on June 1, 2001. This debenture is convertible at the rate of $1.50 per share of the Company's Common Stock or 160,000 shares.

ITEM 8 - DESCRIPTION OF SECURITIES

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock, $0.001 par value per share, of which 11,378,705 were outstanding as of August 31, 1999. On March 9, 1999, the Company approved a 1 for 5 reverse stock split of its Common Stock. All references to the numbers of shares of the Company's Common Stock are adjusted to reflect the 1 for 5 reverse
split of the Company's Common Stock.   Holders of shares of Common
Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock, $0.001 par value. As of August 31, 1999, there were no issued and outstanding shares of Preferred Stock. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

TRANSFER AGENT

The transfer agent for the Common Stock is U.S. Stock Transfer
Corporation, 1745 Gardena Avenue, Suite 200, Glendale, California
91204.

                               PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the National Daily Quotation Service and the NASDAQ Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The Company's Common Stock was originally listed on the NASDAQ Bulletin Board as SPFK but did not begin trading until the second quarter of 1998. On June 6, 1998, the Company's trading symbol was changed to CBSC to reflect its name change to Consolidated Builders Supply Corporation, as previously discussed. On March 23, 1999, the Company's trading symbol was changed to GBDI to reflect its merger with Global-Delaware, as previously discussed.



                                                         BID PRICES
          YEAR          PERIOD                         HIGH        LOW
          ----          ------                         -----       ----
          1997          First Quarter. . . . . . . . .  N/A         N/A
                        Second Quarter . . . . . . . .  N/A         N/A
                        Third Quarter  . . . . . . . .  N/A         N/A
                        Fourth Quarter . . . . . . . .  N/A         N/A

          1998          First Quarter. . . . . . . . .  N/A         N/A
                        Second Quarter . . . . . . . . 1.625       1.000
                        Third Quarter  . . . . . . . . 1.625       0.25
                        Fourth Quarter . . . . . . . . 0.600       0.1563

          1999          First Quarter. . . . . . . . . 6.500       0.2813
                        Second Quarter . . . . . . . . 6.000       1.6250

Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the NASDAQ Over- the-Counter Bulletin Board.
Pursuant to the Rule, issuers who are not current with such filings are subject to de-listing pursuant to a phase-in schedule depending on each issuer's trading symbol as reported on January 4, 1999. As previously discussed, the Company's trading symbol on January 4, 1999 was CBSC. Therefore, pursuant to the phase-in schedule, the Company is subject to de-listing on October 7, 1999. The Company will have its trading symbol appended with an "E" on September
13, 1999.

The Company is not currently in compliance with the Rule, and in the past, has not made filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934. The Company has filed this Registration Statement on Form 10-SB in order to become a "reporting" company and therefore comply with the Rule. However, the Company will remain subject to de-listing on October 7, 1999 until such time as the Securities and Exchange Commission has reviewed the Company's Form 10-SB and has stated that it has no further comments. Once the Company has complied with the Rule, it will once again become eligible for listing on the NASDAQ Over-the-Counter Bulletin Board and will seek to be reinstated on the NASDAQ Over-the-Counter Bulletin Board.

NUMBER OF SHAREHOLDERS

The number of beneficial holders of record of the Common Stock of the Company as of the close of business on August 31, 1999 was approximately 114. Many of the shares of the Company's Common Stock are held in a "street name" and consequently reflect numerous additional beneficial owners.

DIVIDEND POLICY

To date, the Company has declared no cash dividends on its Common
Stock, and does not expect to pay cash dividends in the next term. The Company intends to retain future earnings, if any, to provide funds for operation of its business.

ITEM 2 - LEGAL PROCEEDINGS

Currently, the Company is a named defendant in a dispute between two of its shareholders regarding the contested ownership of certain shares of the Company's Common Stock. Management does not believe that the outcome of this action will have a material adverse effect on the Company's financial condition or results of operations. Additionally, the Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business. The Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On July 29, 1999, John Semmens CPA was retained by the Company as their principal accountant to audit the Company's financial statements effective June 30, 1999. There have been no disagreements between Mr. Semmens and Management of the type required to be reported under this Item 3 since the date of Mr. Semmens' engagement.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

On March 15, 1999, the Company (which at the time was designated Consolidated Builders Supply Corporation, a Colorado corporation ("Consolidated")) acquired all of the outstanding common stock of Global Business Information Directory, a Delaware corporation ("Global-Delaware") in a business combination described as a "reverse merger." For accounting purposes, the merger has been treated as the merger of Consolidated (the Registrant) into Global-Delaware. As part of Consolidated's reorganization with Global-Delaware, Consolidated issued 4,824,500 shares of its Common Stock to the shareholders of Global-Delaware 5,258,705 shares of Global-Delaware Common Stock. This issuance was conducted under an exemption under Section 4(2) of the Securities Act of 1933.

Simultaneously with the merger, the Company sold an aggregate of 3,000,000 shares of Common Stock to eight accredited investors, under Rule 504 of Regulation D promulgated under the Securities Act of 1933, resulting in net proceeds to the Company of $180,000.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation Laws of the State of Colorado and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnities had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

                               PART F/S

INDEX TO FINANCIAL STATEMENTS

The Financial Statements required by this Item are included at the end of this report beginning on page F-1 as follows:

                               PART III

ITEM 1 - INDEX TO EXHIBITS


      EXHIBIT NO.               DESCRIPTION

        2.1 Agreement and Plan of Reorganization dated March 15, 1999 between Consolidated Builders Supply Corporation and Global Business
                        Information Directory, Inc.

        3.1             Articles of Incorporation

        3.2             Amendment to Articles of Incorporation,
                        filed with the Colorado Secretary of State on May 7, 1998

        3.3             Amendment to Articles of Incorporation,
                        filed with the Colorado Secretary of State on May 8, 1998


        3.4             Amendment to Articles of Incorporation,
                        filed with the Colorado Secretary of State on March 9, 1999

        3.5             Articles of Merger dated March 15, 1999

        3.6             Bylaws of the Company

        10.1 Exodus Communications, Inc. - Internet Data Center Services Agreement by and between Exodus Communications, Inc. and Global
                        Business Information Directory dated
                        February 24, 1999

        10.2            Data License Agreement between Acxiom
                        Corporation and Global Business Information
                        Directory dated March 1, 1999

        10.3 Consulting Agreement by and between McKinley Greenfield Capital Corp. or its assignees and Global Business Information Directory dated March 15, 1999

        10.4 Customized E-Mail Service Agreement between Arrow Communications Systems Inc. and Global Business Information Directory dated March 22, 1999

        10.5 Employment agreement by and between Global Business Information Directory and Stephen
                        W. Carmichael, dated March 24, 1999

        10.6 Consulting agreement by and between Global Business Information Directory and Natalie Prowse (Netfacet Computing Inc.) dated April 10, 1999

        10.7 Lease Agreement between Insignia Corporate Establishments (U.S.) Inc. and Global
                        Business Information Directory dated April
                        15, 1999

        10.8 Exodus Communications, Inc. - Equipment Purchase Agreement by and between Exodus Communications, Inc. and Global Business Information Directory dated May 10, 1999

        10.9 Employment agreement by and between Global Business Information Directory and Daniel
                        McKenna, dated June 21, 1999

        10.10           License Agreement by and between Global
                        Business Information Directory and Stephen
                        Wayne Carmichael, dated October 10, 1998

ITEM 2 - DESCRIPTION OF EXHIBITS

Not applicable

                              SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              GLOBAL BUSINESS INFORMATION DIRECTORY


Date: September 9, 1999       By: /s/ Steven W. Carmichael
                              ----------------------------
                              Steven W. Carmichael
                              President & Chief Executive Officer

                       GLOBAL BUSINESS INFORMATION DIRECTORY, INC.
                            (A Development Stage Company)

                                 Financial Statements

                                         and

                             Independent Auditor's Report

                         June 30, 1999 and October 31, 1998














                                                John P. Semmens CPA
                                                A Professional Corporation

                        Global Business Information Directory, Inc.
                             (A Development Stage Company)



                                   CONTENTS                           Page


         Independent Auditors' Report                                  F-3


          Financial Statements:


          Balance Sheet                                              F-4-F-5


          Statement of Operations                                     F-6


          Statement of Changes in
          Stockholders' Equity                                        F-7


          Statement of Cash Flow                                      F-8


         Notes to  Financial Statements                               F-9

                  John P. Semmens CPA, A Professional Corporation
                  24501 Del Prado Suite A,   Dana Point, CA 92629
                       (TEL) 949-496-8800  (FAX) 949-443-0642


                            Independent Auditors' Report

To The Board of Directors and Shareholders
Seattle, Washington

We have audited the accompanying consolidated balance sheet of Global Business Information Directory, Inc. as of June 30, 1999 and October 31, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the eight months and year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global
Business Information Directory, Inc. as of June 30, 1999 and October 31, 1998, and the results of its operations and its cash flows for the eight months and year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the ability of the company to continue as a going concern depends on the Company's ability to generate a positive cash flow from operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            John P. Semmens CPA
                                     A Professional Corporation



Dana Point, California
September 6, 1999

               Global Business Information Directory Inc.
                    (A Development Stage Company)
                          BALANCE SHEET
             As of June 30, 1999 and October 31, 1998


                                           June 30, 1999    October 31, 1998
ASSETS
------                                    ----------------  -----------------
Cash                                      $         97,553  $          25,007
Prepaid expenses                                     3,507                657
                                          ----------------  -----------------
     Total current assets                          101,040             25,664
                                          ----------------  -----------------

Furniture and equipment
     Furniture and equipment                        41,359                -
     Less: accumulated depreciation                 (7,218)               -
                                          ----------------  -----------------
                                                    34,141                -

Other assets

     Intangibles - net of amortization of
     $279 and $179                                   5,521              5,621
                                          ----------------  -----------------

     Total                                $        140,702  $          31,285
                                          ================  =================





   The acompanying notes are an integral part of these financial statements

                 Global Business Information Directory Inc.
                       (A Development Stage Company)
                              BALANCE SHEET
                   As of June 30, 1999 and October 31, 1998

                                           June 30, 1999   October 31, 1998
LIABILITIES & STOCKHOLDERS' EQUITY       ---------------   -----------------


Liabilities
      Accounts payable                   $       124,975   $          89,185
      Note payable (Note 2)                      240,000                 -
                                         ---------------   -----------------
     Total liabilities                           364,975              89,185
                                         ---------------   -----------------

Stockholders' equity (deficit)
      Common stock, no par value,
       100,000,000 shares
       authorized, 11,378,705 shares
       issued & outstanding                       11,379               1,522

      Additional paid-in capital                 265,496              51,753
      Accumulated deficit                       (501,148)           (111,175)
                                         ---------------   ------------------
     Total stockholders' equity                 (224,273)            (57,900)

     Total                                $      140,702   $          31,285
                                         ===============   ==================

   The acompanying notes are an integral part of these financial statements

                 Global Business Information Directory Inc.
                       (A Development Stage Company)
                         STATEMENT OF OPERATIONS
   Eight months ended June 30, 1999 and Year Ended October 31, 1998

                                          June 30, 1999   October 31, 1998
                                          -------------   ----------------


Revenues (Note 2)                        $            -   $              -
    Total revenue                         -------------   ----------------
                                                      -                  -
Operating expenses
    Professional fees                           120,268             57,972
    General and administrative                  262,157             36,845
    Depreciation and amortization                 7,548
         Total operating expenses        --------------   ----------------
                                                389,973             94,817

Income ( loss ) before
    provision for taxes                        (389,973)           (94,817)

    Income tax                                      -                   -
                                         ---------------  -----------------
    Net income ( loss )                  $     (389,973)  $        (94,817)
                                         ===============  =================

    Net ( loss ) per weighted-average share of
     common stock outstanding            $       (0.038)  $         (0.011)

    Weighted- average number of
    shares of common stock outstanding       10,253,706           8,378,706

    Net ( loss ) per fully diluted
    share of common stock outstanding    $       (0.037)  $         (0.011)

    Fully diluted shares assuming
    conversion of note payable to
    common stock                             10,413,706           8,378,706
                                         ===============  =================





   The acompanying notes are an integral part of these financial statements

                           Global Business Information Directory Inc.
                              (A Development Stage Company)
                         STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
              Eight Months Ended June 30, 1999 and Year Ended October 31, 1998

                                     Common Stock     Additional                               Total
                                                                       Paid-In   Subscription  Accumulated  Stockholder's
                                                    Shares   Dollars   Capital    Receivable     Deficit       Equity
Global Business Information Directory Inc.          ------   -------  ---------  ------------  -----------  ------------
(Before Merger March 15, 1999)

     Issuance of stock at $.001 per share          500,000        50        450           -                          500
      for cash

     Issuance of stock at $.01 per share         1,000,000       100      9,900      (10,000)                         -
      for cash

     Issuance of stock to founders for
     license at $.0004 per share                 3,000,000       300        900                                    1,200

     Issuance of stock at $.20 per sh              324,500        32     64,868      (26,600)                     38,300

     Offering costs                                                      (7,500)                                  (7,500)

     Net loss for the period
      ended October 31, 1998                                                                      (2,521)         (2,521)

     Balance October 31, 1998                    4,824,500       482     68,618      (36,600)     (2,521)         29,979

Consolidated Builders Supply Corporation        ----------  ---------  --------  ------------  ------------  ------------
(FKA - Snowy Peak Financial, Inc.)

     Issuance of stock from inception to
         October 31, 1998                       15,600,000     1,040     19,735                                   20,775

     Accumulated deficit through
         October 31, 1997                                                                        (16,358)        (16,358)

     Net loss for period end October 31, 1998                                                    (92,296)        (92,296)

                                                ----------  ---------  --------   -----------  ------------  ------------
     Balance October 31, 1998                   20,424,500     1,522     88,353      (36,600)   (111,175)        (57,900)

Global Business Information Directory, Inc.
(After Merger March 15, 1999)

     Conversion 1.09% to existing March 15, 1999
       Global Business Directory, Inc.
       Stockholders                                434,205                                                           -

     Issue 504 stock                             3,000,000     9,857    199,643                                  209,500

     Offering costs                                                     (22,500)                                 (22,500)

     Payment of subscriptions receivable
         March 15, 1999                                                               36,600                      36,600

     Reverse Stock Split 1:5 to existing
         shareholders' Snowy Peak
         Financial, Inc. (15,600,000
         originally issued shares)             (12,480,000)                                                          -

     Net loss for period June 30, 1999                                                          (389,973)       (389,973)
                                               ----------- ---------- ---------  -----------  ------------   ------------
                                                11,378,705     11,379   265,496          -      (501,148)       (224,273)
                                               =========== ========== =========  ===========  ============   ============


   The acompanying notes are an integral part of these financial statements

                 Global Business Information Directory Inc.
                       (A Development Stage Company)
                          STATEMENT OF CASH FLOWS
      Eight Months Ended June 30, 1999 and Year Ended October 31, 1998

                                              June 30, 1999     October 31, 1998
OPERATING ACTIVITIES

Net income ( loss ) for the period           $     (389,973)    $        (94,817)

Add: depreciation and amortization                    7,318                   96
Change in assets and liabilities:
     Prepaid expenses                                (2,850)              (5,957)
     Accounts payable and accrued expenses           35,790               89,185
                                             ---------------     -----------------
Net cash flows provided ( used )
 by operating activities                           (349,715)             (11,493)

INVESTING ACTIVITIES

Purchase of furniture and equipment                 (41,359)                   -
                                             ---------------     -----------------
     Net Cash flows ( used ) in
     investing activities                           (41,359)                   -
                                             ---------------     -----------------

FINANCING ACTIVITIES

Proceeds from the sale of common stock              223,600                36,500
Principle payments on notes payable                 240,000
                                             ---------------     -----------------

Net cash flows provided (used) by financing         463,600                36,500
                                             ---------------     -----------------
   Net change in cash and cash equivalents           72,526                25,007

Cash at beginning of period                          25,007                    -
                                             ---------------     -----------------

Cash at end of period                        $       97,533     $          25,007
                                             ===============     =================



   The acompanying notes are an integral part of these financial statements

                    Global Business Information Directory Inc.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS


Note 1 - Organization and Significant Accounting Policies

Global Business Information Directory, Inc. (The Company) is an internet based business providing global business search directory services, web page hosting, e-mail services, and other business related internet services. The Company was organized as a Colorado Corporation on March 13, 1997 and is currently based in Seattle, Washington. The Company was originally incorporated under the laws of the state of Colorado as Snowy Peak Financial, Inc. Between 1997 to 1998, the Company was inactive. On May 7, 1998 the Company changed its name to Consolidated Builders Supply
Corporation (Consolidated). On March 15, 1999, the Company acquired \ all of the outstanding common stock of Global Business Information Directory, a Delaware Corporation in a business combination described as a "reverse merger". For accounting purposes, the merger has been treated as the merger of \ Consolidated Builders Supply Corporation into Global Business Information Directory, the Delaware Corporation. Immediately following the merger, Consolidated changed its name to "Global Business Information Directory, Inc." Consolidated had no significant operations prior to the merger. For comparative purposes the attached financial statements have been prepared on the basis that the merger had occurred during the year ended October 31, 1998.

Development Stage Company

The Company is a development stage company engaged in the development of a new computer software technology for use on the internet.
The software enables business users to utilize the internet for business information gathering and marketing. In a development stage company, management devotes most of its activities to establishing a new business. Planned principle activities have not yet produced significant revenue. The ability of the Company to emerge from development stage with respect to its planned principle business activity is dependent upon successful efforts to develop markets for its products.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the useful lives of the assets. Estimated useful lives range from three to five years.

Other Assets

Intangible assets consists of a license agreement which grants the \ Company an exclusive right to market and develop the products.
On October 20, 1998 the predecessor Company, Global Business Information Directory, the Delaware Corporation, entered into a license agreement with Stephen Carmichael, one of the founders. In exchange, Carmichael was issued 3,000,000 shares of common stock valued at $.0004 per share and $4,100 cash or a total of $5,300. The Company has elected not to amortize this cost until revenues are produced.
Intangible assets also includes organization cost of $500 being amortized over 5 years.

Income Taxes

The company recognizes deferred tax liabilities and assets based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.
The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available, are not expected to be realized. Since the Company is in development stage and has no Income, no income tax expense is reported on the financial statements.


   The acompanying notes are an integral part of these financial statements

                    Global Business Information Directory Inc.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                  <Continued>

Offering Costs

Offering costs consists of expenditures incurred for the offering of the shares of common stock. Such costs are recorded as a reduction of additional paid-in capital.

Foreign Exchange

Most of the Company's transactions have been in U.S. currency.
Therefore the Company's exposure to foreign currency exchange rates is currently immaterial.

Continued Existence

The ability of the Company to continue as a going concern is dependent on generating positive cash flow from operations.

Net Income (Loss) Per Share

The net income (loss) per share is calculated using the weighted average number of shares outstanding. Fully diluted share calculations assume the conversion of note payable at a the rate of $1.50 per share.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Use of Predecessor's audit report

The attached financial statements were prepared by combining the two companies, Global Business Information Directory and Consolidated
Builders Supply Corporation. Global Business Information Directory was audited by the predecessor auditor through October 31, 1998. This auditors reports were used to report on the combined operations of the new entity, Global Business Information Directory, Inc.

Note 2 - Note Payable

The note payable at June 30, 1999 consist of a convertible debenture payable to Lincolnshire Investments Inc., payable annually interest only at 6.0 %; maturing June 1, 2001. This note is convertible at the rate of $ 1.50per common share of common stock or 160,000 shares.
Management feels that this note will be converted and therefore fully diluted earnings ( loss ) per share calculations assume complete conversion.



 The acompanying notes are an integral part of these financial statements